FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1         Listing Particulars dated 04 May 2004
No. 2         FRN Variable Rate Fix dated 04 May 2004
No. 3         FRN Variable Rate Fix dated 04 May 2004
No. 4         FRN Variable Rate Fix dated 04 May 2004
No. 5         FRN Variable Rate Fix dated 04 May 2004
No. 6         FRN Variable Rate Fix dated 04 May 2004
No. 7         FRN Variable Rate Fix dated 05 May 2004
No. 8         FRN Variable Rate Fix dated 05 May 2004
No. 9         FRN Variable Rate Fix dated 05 May 2004
No. 10        FRN Variable Rate Fix dated 05 May 2004
No. 11        FRN Variable Rate Fix dated 05 May 2004
No. 12        FRN Variable Rate Fix dated 06 May 2004
No. 13        Doc re. Pricing Supplement dated 07 May 2004
No. 14        Employee Share Option Scheme dated 07 May 2004
No. 15        Holding(s) in Company dated 07 May 2004
No. 16        FRN Variable Rate Fix dated 07 May 2004


Document  No. 1

FORMAL NOTICE FOR SPECIALIST SECURITIES
PUBLICATION DATE:                     4 May 2004
Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.
DETAILS OF ISSUE:                   EUR10 billion Global Covered Bond Programme
ISSUERS:                            Northern Rock plc
INCORPORATED IN:                    England and Wales
GUARANTOR                           Northern Rock Covered Bond LLP
INCORPORATED IN:                    England and Wales
Authorised Adviser                  Barclays Bank PLC
Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:
Northern Rock PLC                  Citibank N.A
Northern Rock House                5 Carmelite Street
Gosforth                           London
Newcastle upon Tyne                EC4Y 0PA
NE3 4PL
In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority,
25 The North Colonnade, London E14 5HS.

Document  No. 2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 150,000,000.00
    MATURING: 02-Nov-2004
    ISSUE DATE: 02-May-2003
    ISIN: XS0167711398

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-May-2004 TO 02-Aug-2004 HAS BEEN FIXED AT 2.133000 PCT

INTEREST PAYABLE VALUE 02-Aug-2004 WILL AMOUNT TO:
EUR 533.25 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 140,000,000.00
    MATURING: 04-Nov-2005
    ISSUE DATE: 04-Nov-2003
    ISIN: XS0177895462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-May-2004 TO 04-Aug-2004 HAS BEEN FIXED AT 2.145500 PCT

INTEREST PAYABLE VALUE 04-Aug-2004 WILL AMOUNT TO:
EUR 54.83 PER EUR 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 70,000,000.00
    MATURING: 31-Jan-2006
    ISSUE DATE: 02-Feb-2004
    ISIN: XS0184271335

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Apr-2004 TO 30-Jly-2004 HAS BEEN FIXED AT 4.493750 PCT

INTEREST PAYABLE VALUE 30-Jly-2004 WILL AMOUNT TO:
GBP 112.04 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 5

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 5,300,000.00
    MATURING: 30-Oct-2008
    ISSUE DATE: 07-May-2003
    ISIN: XS0168182326

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Apr-2004 TO 30-Jly-2004 HAS BEEN FIXED AT 4.563750 PCT

INTEREST PAYABLE VALUE 30-Jly-2004 WILL AMOUNT TO:
GBP 113.78 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 6

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 1,045,000.00
    MATURING: 31-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381488

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Apr-2004 TO 30-Jly-2004 HAS BEEN FIXED AT 4.563750 PCT

INTEREST PAYABLE VALUE 30-Jly-2004 WILL AMOUNT TO:
GBP 11.38 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 271,000.00
    MATURING: 01-Feb-2010
    ISSUE DATE: 30-Jan-2004
    ISIN: XS0184659901

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-May-2004 TO 02-Aug-2004 HAS BEEN FIXED AT 4.498750 PCT

DAY BASIS 90/365

INTEREST PAYABLE VALUE 02-Aug-2004 WILL AMOUNT TO:
GBP 11.09 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 8

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 3,033,517.00
    MATURING: 11-Aug-2006
    ISSUE DATE: 04-Aug-2003
    ISIN: XS0174080381

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-May-2004 TO 04-Aug-2004 HAS BEEN FIXED AT 4.518750 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 04-Aug-2004 WILL AMOUNT TO:
GBP 34,550.93 PER GBP 3,033,517.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 9

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 01-Feb-2005
    ISSUE DATE: 01-Feb-2002
    ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-May-2004 TO 02-Aug-2004 HAS BEEN FIXED AT 4.528750 PCT

DAY BASIS 90/365

INTEREST PAYABLE VALUE 02-Aug-2004 WILL AMOUNT TO:
GBP 111.67 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 10

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 26-Sep-2005
    ISSUE DATE: 26-Mar-2004
    ISIN: XS0189430423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Mar-2004 TO 28-Jun-2004 HAS BEEN FIXED AT 4.371250 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 28-Jun-2004 WILL AMOUNT TO:
GBP 112.57 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 11

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,247,000.00
    MATURING: 30-Apr-2010
    ISSUE DATE: 30-Apr-2004
    ISIN: XS0191514503

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-Apr-2004 TO 30-Jly-2004 HAS BEEN FIXED AT 4.563750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 30-Jly-2004 WILL AMOUNT TO:
GBP 11.38 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 12

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 600,000,000.00
    MATURING: 10-Nov-2008
    ISSUE DATE: 10-Nov-2003
    ISIN: XS0179930036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-May-2004 TO 10-Aug-2004 HAS BEEN FIXED AT 1.330000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 10-Aug-2004 WILL AMOUNT TO:
USD 3.40 PER USD 1,000.00 DENOMINATION
USD 33.99 PER USD 10,000.00 DENOMINATION
USD 339.89 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document  No. 13

Pricing Supplement

Issuer:                      Northern Rock plc

Series Number                319

Description:                 GBP2,247,000

Currency/ Principal Amount:  Pound Sterling

Issue Price:                 100 per cent

Final Exercise Date


Issue Date:                  30 April 2004

Maturity Date:               30 April 2010

ISIN:                        XS0191514503


A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document  No. 14




                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern  Rock plc (the  Company)  announces  that on 7 May 2004 Carey  Langlois
Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,504,719 Shares representing 1.31% of the Company's issued share capital.

Document  No. 15


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 7 May 2004 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 20,862,666 ordinary 25p shares of the Company representing a non-beneficial holding of 4.95% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document  No. 16

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 6,000,000.00
    MATURING: 07-Aug-2007
    ISSUE DATE: 13-Aug-2002
    ISIN: XS0152976204

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-May-2004 TO 09-Aug-2004 HAS BEEN FIXED AT 4.578750 PCT

DAY BASIS 94/365

INTEREST PAYABLE VALUE 09-Aug-2004 WILL AMOUNT TO:
GBP 117.92 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  10 May 2004              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary